December 19, 2013

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	HMG/Courtland Properties, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 22, 2013
Forms 10-Q for Fiscal Quarter Ended June 30, 2013 and September 30, 2013
Filed August 6, 2013 and November 8, 2013
File No.: 001-07865

Dear Mr. Kluck:

This letter responds to the comments in your letter to HMG/Courtland Properties, Inc. (the “Company”), dated December 11, 2013. The comments in your letter related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and the Forms 10-Q for the fiscal quarters ended June 30, 2013 and September 30, 2013, as identified in the caption above. For ease of review, your comments have been repeated below appearing in italics.

Form 10-Q for the period ended September 30, 2013

General

1.	We note that you recently completed the sale of substantially all of your real estate assets. We also note that you hold a significant amount of cash on your balance sheet. In your next Exchange Act report, please discuss the company’s current plan of operations and investment strategy. Refer to Item 303(a)(3) of Regulation S-K.
2.	We note the significant decrease in the percentage of your assets that is invested in real estate. Additionally, we note the significant decrease in the percentage of your income that is derived from real estate related investments. We further note your disclosure that you declared a cash dividend of $4.00 per share on October 21, 2013. In your next Exchange Act report, please provide disclosure regarding the company’s intent and ability to elect REIT status for 2013 and for future years.

Mr. Tom Kluck

December 19, 2013

Sale of Real Estate Interests, page 4

1.	We note your disclosures that you entered into a contract to sell your interest in the Monty’s property in December 2012. Please tell us how you determined it was not necessary to disclose this event in a Form 8-K (Item 1.01) or your Form 10-K filed on March 22, 2013.

Form 10-Q for the period ended September 30, 2013

General

1.	As per Item 303(a)(3)(ii) of Regulation S-K, the company will discuss any known trends or uncertainties that have had or that the company reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations in its next Form 10-K.

2.	The company has previously made an election to obtain the tax benefits of REIT status. As you know, the election, once made, continues in effect until revoked or terminated by the REIT’s failure to qualify as such for a taxable year. Because the benefits accorded a REIT under the tax law are intended to facilitate the public ownership of real estate, the permitted assets of a REIT are carefully circumscribed so that an investment in a REIT is an indirect investment in real estate or real estate-related assets. To this end, the IRS Code requires a REIT to comply with two assets tests. The “75% Test” and the “25% Test.” Compliance with these tests ensures that the bulk of a REIT’s assets consist of real property and that all other assets are diversified.

On the last day of each quarter of the REIT’s taxable year, at least 75% of the value of the total assets of the REIT must consist of “real estate assets, cash and cash items (including receivables) and government securities.”

Based upon the company’s Form 10-Q for the period ended September 30, 2013 at least 75% of the company’s total assets consisted of real estate assets, cash and cash items (including receivables) and government securities. The company intends to continue to meet these tests and to continue to qualify as a REIT. The company’s intent and ability to elect REIT status for 2013 will be discussed in its next Form 10-K.

Mr. Tom Kluck

December 19, 2013

Sale of Real Estate Interests, page 4

3.	As you know, Item 1.01 of Form 8-K requires disclosure of the entry into a material definitive agreement. Item 1.01(b) defines a material definitive agreement as an agreement that provides for obligations that are material to and enforceable against the registrant, or rights that are material to the registrant and enforceable by the registrant against one or more other parties to the agreement, in each case whether or not subject to conditions. The company believes that the agreement entered into in December 2012 to sell its 50% interest in the Monty’s property was not a material definitive agreement. Among other things, the company did not have an active program to locate a buyer and the property was not being marketed. Therefore, it was possible that significant changes to the transaction would be made or the transaction would be withdrawn. In addition, the impact of the sale of the interest was not going to have a significant impact on the company’s results of operations. Along with the numerous conditions in the agreement, such as financing and pay off of the mortgage on the property, which the company understands is not dispositive, taken as a whole, all of the above elements led the company to believe that the agreement was not a material definitive agreement at that time.

We acknowledge that:

•	The company is responsible for the adequacy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Larry Rothstein
Larry Rothstein
Principal Financial Officer